Wipro Limited - Results for the Quarter and six months ended September 30, 2005

Wipro Limited - Consolidated Audited Segment-wise Business performance for the quarter and six months ended September 30, 2005 (In Rs. Million)

Particulars	Quarter ended September 30,			Six months ended September 30,			Year ended March 31, 2005
	2005	2004	Growth %	2005	2004	Growth %	
Revenues[1]							
IT Services	17,131	13,370	28	32,626	25,431	28	54,230
BPO Services	1,817	1,650	10	3,640	3,025	20	6,523
Global IT Services and Products	**18,948**	**15,020**	**26**	**36,266**	**28,456**	**27**	**60,753**
India and AsiaPac IT Services and Products	3,980	3,004	32	7,362	5,701	29	13,964
Consumer Care and Lighting	1,437	1,160	24	2,801	2,207	27	4,723
Others	703	601	17	1,258	1,112	13	2,258
Total	**25,068**	**19,785**	**27**	**47,687**	**37,476**	**27**	**81,698**
Profit Before Interest and Tax (PBIT)[2]							
IT Services	4,396	3,771	17	8,398	7,096	18	14,835
BPO Services	228	361	-37	384	658	-42	1,206
Global IT Services and Products	**4,624**	**4,132**	**12**	**8,782**	**7,754**	**13**	**16,041**
India and AsiaPac IT Services and Products	299	220	36	517	356	45	1,042
Consumer Care and Lighting	195	167	17	382	320	19	672
Others	123	131	-6	199	139	43	397
Total	**5,241**	**4,650**	**13**	**9,880**	**8,569**	**15**	**18,152**
Interest (Net) and Other Income	287	159		501	413		796
PROFIT BEFORE TAX	**5,528**	**4,809**	**15**	**10,381**	**8,982**	**16**	**18,948**
Income Tax expense including Fringe Benefit Tax	(831)	(702)		(1,459)	(1,313)		(2,750)
Profit before Share in earnings / (losses) of Affiliates and minority interest	**4,697**	**4,107**	**14**	**8,922**	**7,669**	**16**	**16,198**
Share in earnings of affiliates	83	32		139	62		175
Minority interest	0	(22)		(1)	(44)		(88)
PROFIT AFTER TAX	**4,780**	**4,117**	**16**	**9,060**	**7,687**	**18**	**16,285**
Earnings per share - EPS (PY: Adjusted EPS for bonus issue in ratio of 1:1) - in Rs.							
Basic	**3.41**	**2.96**		**6.47**	**5.53**		**11.70**
Diluted	**3.36**	**2.95**		**6.38**	**5.52**		**11.60**
Operating Margin							
IT Services	26%	28%		26%	28%		27%
BPO Services	13%	22%		11%	22%		18%
Global IT Services and Products	**24%**	**28%**		**24%**	**27%**		**26%**
India and AsiaPac IT Services and Products	8%	7%		7%	6%		7%
Consumer Care and Lighting	14%	14%		14%	14%		14%
Total	**21%**	**24%**		**21%**	**23%**		**22%**
Capital employed[3]							
IT Services	21,433	15,978		21,433	15,978		21,416
BPO Services	10,027	7,364		10,027	7,364		8,472
Global IT Services and Products	**31,460**	**23,342**		**31,460**	**23,342**		**29,888**
India and AsiaPac IT Services and Products	1,883	1,842		1,883	1,842		1,370
Consumer Care and Lighting	1,021	721		1,021	721		917
Others	31,148	20,901		31,148	20,901		21,538
Total	**65,512**	**46,806**		**65,512**	**46,806**		**53,713**
Capital Employed Composition							
IT Services	33%	34%		33%	34%		40%
BPO Services	15%	16%		15%	16%		16%
Global IT Services and Products	**48%**	**50%**		**48%**	**50%**		**56%**
India and AsiaPac IT Services and Products	3%	4%		3%	4%		3%
Consumer Care and Lighting	2%	2%		2%	2%		2%
Others	47%	44%		47%	44%		39%
Total	**100%**	**100%**		**100%**	**100%**		**100%**
Return on average capital employed							
IT Services	86%	95%		78%	90%		80%
BPO Services	9%	21%		8%	19%		16%
Global IT Services and Products	**61%**	**73%**		**57%**	**69%**		**62%**
India and AsiaPac IT Services and Products	63%	42%		64%	38%		63%
Consumer Care and Lighting	90%	89%		79%	97%		89%
Total	**34%**	**42%**		**33%**	**40%**		**39%**

(1) Segment revenue includes exchange differences which are reported in other income in the financial statements
(2) PBIT for the quarter and six months ended September 30, 2005 is after considering restricted stock unit amortisation of Rs. 150 Mn and Rs. 323 Mn respectively. PBIT of Global IT Services and Products for the quarter and six months ended September 30, 2005 is after considering restricted stock unit amortisation of Rs. 133 Mn and Rs. 278 Mn respectively.
(3) This includes cash and cash equivalents including liquid mutual funds of Rs. 31,520 Mn (as of September 30, 2004: Rs. 20,374 Mn & as of March 31, 2005: Rs. 28,497 Mn).

Notes to segment report:

1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by The Institute of Chartered Accountants of India.
2. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined in the table alongside:

(In Rs. Million)

Geography	Quarter ended September 30,				Six months ended September 30,			
	2005	%	2004	%	2005	%	2004	%
India	5,272	21	4,356	22	9,899	21	8,368	22
USA	12,649	51	10,441	53	24,094	51	19,736	53
Europe	5,611	22	4,014	20	10,713	22	7,479	20
Rest of the world	1,536	6	974	5	2,981	6	1,893	5
Total	25,068	100	19,785	100	47,687	100	37,476	100

3. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
4. As of September 30, 2005, forward contracts to the extent of USD 350 Mn have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium / discount for the period upto the date of balance sheet is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account.

The Company has designated forward / option contracts to hedge highly probable forecasted transactions. The gain or loss on these forward contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. In certain cases, the Company has entered into forward contracts having a maturity earlier than the period in which the hedged transaction is forecasted to occur. The gain / loss on roll over / cancellation / expiry of such contracts is recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur, till such time the same is accumulated and shown under Loans and Advances / Current liabilities.

However, premium / discount are recognized in the profit and loss account upon settlement / intermediary roll over / cancellation.

The Company has also entered into option / forward contracts which are not designated as hedge of highly probable forecasted transactions. Gain or loss on such contracts is recognized in the profit and loss account of the respective periods.

As at the balance sheet date, the Company had forward contracts to sell USD 173 Mn in respect of highly probable forecasted transactions. The effect of marked to market and of intermediary roll over / expiry of the said forward contracts is a gain of Rs. 193 Mn. The final impact of such contracts will be recognized in the profit and loss account of the respective periods in which the forecasted transactions are expected to occur.

5. The Company prepares segment information in accordance with the accounting standard 17 'Segment reporting' issued by the Institute of Chartered Accountants of India. Until June 30, 2005, the Company reported Global IT Services and Products as an integrated business segment. Effective July 2005, the company reorganized the management structure of Global IT Services and Products Segment, the segment reporting format has been changed accordingly. Revenues, operating profits and capital employed of Global IT Services business is now segregated into IT Services and BPO

Wipro Limited – Stand alone – Parent Company Audited Financial Statements for the quarter and six months ended September 30, 2005 (In Rs. Million)

Particulars	Quater ended September 30,		Six months ended September 30,		Year ended March 31,
	2005	2004	2005	2004	2005
Net Income from Sales / Services	**22,549**	**17,438**	**42,821**	**33,065**	**72,355**
Cost of Sales / Services					
a. Consumption of raw materials*	3,481	2,481	6,242	4,725	11,477
b. Other expenditure	10,954	8,365	20,940	15,862	34,334
Gross Profit	**8,114**	**6,592**	**15,639**	**12,478**	**26,544**
Selling and Marketing expenses	1,534	1,247	3,049	2,496	5,060
General and Administrative expenses	1,024	703	1,878	1,360	2,911
Operating Profit before interest and depreciation	**5,556**	**4,642**	**10,712**	**8,622**	**18,573**
Interest expense	3	17	9	27	56
Depreciation	585	426	1,148	798	1,860
Operating Profit after interest and depreciation	**4,968**	**4,199**	**9,555**	**7,797**	**16,657**
Other income	386	169	469	437	913
Profit before tax	**5,354**	**4,368**	**10,024**	**8,234**	**17,570**
Provision for tax	824	667	1,445	1,265	2,622
PROFIT FOR THE PERIOD	**4,530**	**3,701**	**8,579**	**6,969**	**14,948**
Paid up equity share capital	2,830	1,398	2,830	1,398	1,407
Reserves	56,837	40,948	56,837	40,948	47,517
Earnings per share (EPS) - in Rs. (PY: Adjusted EPS for bonus issue in ratio of 1:1)					
Basic	**3.23**	**2.66**	**6.12**	**5.02**	**10.74**
Diluted	**3.18**	**2.66**	**6.04**	**5.00**	**10.64**
Aggregate of non-promoters shareholding					
Number of shares	**253,820,822**	228,427,086	**253,820,822**	228,427,086	237,664,784
(PY: Adjusted EPS for bonus issue in ratio of 1:1)					
Percentage of holding	17.94	16.34	17.94	16.34	16.89
Details of expenditure					
Items exceeding 10% of total expenditure					
Staff Cost	9,629	6,713	18,654	12,912	30,425
Travel	822	1,317	1,594	2,478	2,445
*Includes Increase / (Decrease) in finished and processed stocks	(128)	107	(14)	85	(93)

Status of Redressal of Complaints received for the period from July 1, 2005 to September 30, 2005

Nature of Complaints	Opening balance for the quarter	Complaints received during the quarter	Complaints disposed during the quarter	Unresolved
Complaints with respect to transfer / transmission / split / consolidation / exchange / duplicate issue of Shares	0	0	0	0
Complaints with respect to Dematerialisation / Rematerialisation of Shares	0	0	0	0
Complaints with regard to non-receipt of Corporate benefits like Dividend / non-receipt of Dividend warrants / Interest / Bonus Shares	0	155	149	6
Total	0	155	149	6

The complaints shown as pending have been attended to subsequently.

Notes:

1. The above financial results were approved by the Board of Directors of the Company at its meeting held on October 19, 2005. There are no qualifications in the report issued by the Auditors for these periods.
2. In July 2005, the members of the Company have approved the scheme of amalgamation of Wipro BPO Solutions, Spectramind Limited, Mauritius and Spectramind Limited, Bermuda with the Company. The scheme of amalgamation, on obtaining necessary statutory approval would be operative from the appointed date of April 1, 2005.
3. In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.
4. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for the three months and six months ended September 30, 2005 would have been lower by Rs. 206 Mn, Rs. 191 Mn and Rs. 419 Mn, Rs. 388 Mn respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Mn and Rs. 409 Mn respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company has sought further clarification on the matter.

Notes to segment report continued:

6. In August 2005, the Company issued bonus shares in the ratio of one additional equity share for every equity share or ADS held.
7. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest equally at annual intervals over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years. As permitted by generally accepted accounting principles in the United States (US GAAP), the Company applies a similar straight line amortization method for financial reporting under US GAAP. The company has been advised by external counsel that the straight line amortization complies with SEBI guidelines.

However, an alternative interpretation could result in amortization of the cost on an accelerated basis. Under this approach, the amortization in the initial years would be higher with a lower charge in subsequent periods (though the overall charge over the full vesting period will remain the same). If the Company were to amortize the cost on an accelerated basis, profit before taxes and profit after tax for the three months and six months ended September 30, 2005 would have been lower by Rs. 206 Mn, Rs. 191 and Rs. 419 Mn, Rs 388 Mn respectively. Similarly, the profit before taxes and profit after tax for the year ended March 31, 2005 would have been lower by Rs. 443 Mn and Rs. 409 Mn respectively. This would effectively increase the profit before and after tax in later years by similar amounts.

The Company has sought further clarification on the matter.

8. a) In accordance with Accounting Standard 21 "Consolidated Financial Statements" issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 "Financial Reporting of Interest in Joint Venture". Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial statements"

c) In accordance with the guidance provided in Accounting Standard 23 "Accounting for Investments in Associates in Consolidated Financial Statements" WeP Peripherals have been accounted for by equity method of accounting.

By order of the Board
Azim H Premji
Chairman

Place: Bangalore
Date: October 19, 2005

WIPRO
Applying Thought

WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore - 560 035.
www.wipro.com